EXHIBIT 99.3
Report to Shareholders
Quarter Ended September 30, 2014

Recent Highlights

•  KSM issued early-stage construction permits
•  Rights-of-way granted for Mitchell-Treaty tunnels
•  Deep Kerr expands north and south
•  Drilling builds resource potential at KSM’s Iron Cap Lower Zone

De-Risking of KSM Continues with the Granting of Early Stage Construction Permits and Tunnel Rights-of-Way

Following provincial approval of its Environmental Assessment, Seabridge received in late September early-stage construction permits for its 100% owned KSM Project from the Province of British Columbia. The permits issued include: (1) authority to construct and use roadways along Coulter Creek and Treaty Creek; (2) rights-of-way for the proposed Mitchell-Treaty tunnels connecting project facilities; (3) permits for constructing and operating numerous camps required to support construction activities; and (4) permits authorizing early-stage construction activities at the mine site and tailings management facility.

The issuance of these construction permits affirms the value of early and extensive consultation with interested parties and the close collaboration that can be achieved among regulators and local communities. Seabridge is thankful to officials from the Ministry of Forests, Lands and Natural Resources Operations, the Ministry of the Environment, and the Ministry of Energy and Mines for their diligence and co-operation, as well as the Nisga’a Nation and First Nations who also made important contributions to finalizing these permits.

The granting of land tenure for the proposed Mitchell–Treaty tunnels is an especially important milestone for the project, as it awards to KSM the rights to a corridor connecting the project’s two main areas - the mine site and the tailings management facility.

The KSM Project has been undergoing a joint harmonized federal-provincial environmental assessment review as outlined by the British Columbia Environmental Assessment Act and the Canadian Environmental Assessment Act and received its

BC Environment Assessment Certificate on July 30, 2014. Seabridge expects to receive the final Federal decision in November, 2014.

2014 KSM Drill Program Expands Deep Kerr and Adds New Resource Potential Beneath Iron Cap Deposit

Since 2012, Seabridge’s exploration focus at KSM has been to look for higher grade core zones beneath the project’s large porphyry deposits. Core zones are typically formed under higher temperature and pressure conditions, resulting in a mineralogical character typically associated with significantly higher metal content. The first core zone discovery was made last year beneath the Kerr porphyry, where drilling defined a large copper-rich deposit called Deep Kerr. A second core zone was discovered this summer below the Iron Cap porphyry. Drilling this summer focused on both of these discoveries with the aim of increasing the existing resource estimate at Deep Kerr and generating an initial resource estimate below Iron Cap.

Deep Kerr

The 2013 Deep Kerr discovery reported an inferred resource of 515MT grading 0.53% copper and 0.36 g/T gold which is open on strike and at depth. Drilling this season at Deep Kerr was designed to confirm the resource model and test for the limits of the deposit along strike. Results from the first three holes at Deep Kerr successfully addressed both these objectives; a step-out hole to the north confirmed the north strike extension and deeper drilling on the south indicates potential strike extension in that direction while a third infill hole returned results validating the resource block model.

Hole K-14-39, located 140 meters north of 2013 drilling, contained broad zones of copper and gold mineralization including a discrete higher grade interval. Hole K-14-40 was drilled on the south end of the deposit within the limits of the 2013 model but deeper than previous intersections. This hole encountered mineralization in a pattern identical to the balance of the deposit, leading to the conclusion that 2013 drilling in this direction was too shallow and therefore did not establish the southern limit of the deposit as previously reported. Hole K-14-28C, a “daughter” hole wedged off a hole completed in 2013, was drilled to confirm the modeled grade distribution in the heart of the Deep Kerr deposit and returned mineralized widths as predicted, at slightly higher copper and gold grades. These early results point to the potential for an increase in resources at Deep Kerr, expected to be released in Q1, 2015. Following are results from the initial holes drilled at Deep Kerr in 2014. More results are expected shortly.

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Drill Hole ID	Total Depth	From (meters)	To (meters)	Interval (meters)	Gold (g/T)	Copper (%)	Silver (g/T)
K-14-28C	1304.5	900.0	1257.4	357.4	0.50	0.63	1.9
	including	900.0	979.4	79.4	0.84	1.15	3.0
K-14-39	1272.4	508.0	694.4	186.4	0.19	0.43	1.0
		781.4	945.4	164.0	0.34	0.33	1.0
		945.4	1197.4	252.0	0.55	0.69	1.4
	including	963.4	1106.4	143.0	0.68	0.81	1.7
K-14-40	1011.4	704.4	926.3	221.9	0.24	0.45	1.5
	including	794.6	918.9	124.3	0.29	0.54	1.8

Iron Cap Lower Zone

Results from this year’s drill program at KSM’s confirm a major new gold-copper discovery beneath Iron Cap, one of KSM’s four large porphyry deposits. Data from nine holes drilled this year are expected to support an initial resource estimate for the Iron Cap Lower Zone scheduled for Q1, 2015

Exploration results have traced the Iron Cap Lower Zone along a strike length of about 750 meters but the limits have not been found to the north and at depth. Drill grades are running higher than the average reserve grade for the Iron Cap zone which hosts proven and probable reserves of 193 million tonnes grading 0.45 grams per tonne gold, 0.20% copper and 5.32 grams per tonne silver. The highest grade areas are in the north, where IC-14-059 intersected 592.7 meters averaging 1.14 grams per tonne of gold and 0.37% copper. Hydrothermal alteration in holes to the north exhibit vertical continuity over the 1,000 meters tested so far, indicating significant potential at depth, particularly down an apparent north-northwest plunge. Future work at Iron Cap will focus on this orientation to look for more of the higher grade material found in IC-14-059.

Drill hole IC-14-61 approaches to within 1,000 meters of the proposed Mitchell-Treaty Twin Tunnel alignment, potentially making the Iron Cap Lower Zone an attractive early development option with lower capital and operating costs than other deposits at KSM which are further from key infrastructure.

Results from the nine holes drilled this year into the Iron Cap Lower Zone are as follows:

Drill Hole ID	Total Depth	From (meters)	To (meters)	Interval (meters)	Gold (g/T)	Copper %	Silver (g/T)
IC-14-53	1329.4 including	488.4 635.4	1002.4 727.4	514.0 92.0	0.68 1.47	0.30 0.34	5.2 3.1
IC-14-54	1107.0 including	322.4 599.4	832.5 713.0	510.1 112.4	0.41 0.44	0.28 0.40	10.5 22.1
		717.6	832.5	114.9	0.61	0.20	3.6
IC-14-055	624.3	193.6	253.2	58.6	0.37	0.29	3.1

		257.5 331.0	624.3 375.3	366.8 44.3	0.59 1.02	0.17 0.24	2.5 2.1
	including
IC-14-056	1095.8	163.1	324	160.9	0.21	0.35	3.3
		396.4	556.4	160.0	0.45	0.30	6.5
		582.4	853.4	271.0	0.25	0.24	9.3
		879.4	1095.8	216.4	0.46	0.16	2.5
IC-14-057	927.4	176 459.4	600.2 589.4	424.2 130.0	0.40 0.31	0.22 0.35	4.0 2.6
	including
IC-14-058	1143.3	5.9 404.3	802.4 802.4	796.5 397.4	0.39 0.52	0.22 0.22	4.8 1.6
	including
		1001.3	1143.3	142.0	0.49	0.31	2.5
IC-14-059	1032.0	1.6	159.0	157.4	0.45	0.38	4.4
		178.7 221.8	771.4 400.0	592.7 178.2	1.14 1.68	0.37 0.38	3.7 3.9
	including
IC-14-060	967.1	124 256.0	525.3 286.0	401.3 30.0	0.47 1.15	0.17 0.27	8.0 40.6
	including
IC-14-061	1152.4	431.4	794.4	362.5	0.38	0.28	6.8
		876.2	1152.4	276.2	0.46	0.31	2.0

The Gold Market

PLEASE NOTE THAT THE FOLLOWING INFORMATION EXPRESSES THE VIEWS AND OPINIONS OF SEABRIDGE GOLD MANAGEMENT AND IT IS NOT INTENDED AS INVESTMENT ADVICE. SEABRIDGE GOLD IS NOT LICENSED AS AN INVESTMENT ADVISOR.

In our opinion, the gold price is a measure of the level of perceived risk in the financial system. We think that risks to the financial system and financial asset valuations have probably never been higher but the market continues to disagree. We are therefore faced with a widening gap between our expectations for the gold price and where it actually trades. This past quarter was an especially brutal one for gold and gold stocks, which was not what we had anticipated. The market is always right in the short term, but we do not believe it is properly discounting systemic risks, just as it failed to do in early 2000 and early 2008.

None of the fundamental reasons for our expectation of a higher gold price has changed. Our analysis of COMEX data strongly suggests that the short-term pricing of gold and gold stocks has been primarily driven by a for-profit cadre of traders who went aggressively short on the CME exchanges during a period of low volume, aiming for a break below the double bottom of June and December, 2013 in order to force liquidation of the metal and the shares. They were successful at engineering the break but it remains to be seen if they will be able to cover their shorts for a profit. GOFO rates have gone extremely negative in recent days, evidence of significant tightness in the physical gold market which could generate a rally.

Dollar strength

It is always useful to examine the bear case to see what has supported this move lower in gold. The prime argument has been that a stronger US dollar means a lower gold price. The trade-weighted US dollar index has gone up nearly 9% since the end of June, 2014, meaning it has risen against other major currencies. Or, you could say that those currencies have weakened against the dollar. This is a dubious distinction given the terrible performance of the Eurozone and Japan, the two most important other currencies in the index. More persuasive is that the dollar is up in real terms—about 30% higher against a basket of commodities since the end of April, 2014. The financial media and the markets have simplistically interpreted this performance as benign and certain to continue. After all, the oil price is down and that’s good for US consumers!

The latest US trade data already shows that the dollar is depressing US exports and America’s largest corporations are beginning to revise down their foreign earnings estimates (nearly half of the sales of S&P 500 companies are non-US). But that is only the beginning of the negative consequences from a rise in the value of the world’s reserve currency.

In our view, a rising dollar adds substantial short-term risk to the financial system. For example, emerging markets have borrowed an estimated $3 trillion in dollar-denominated debt, not including China. In recent years, the Federal Reserve’s QE (Quantitative Easing) and ZIRP (Zero Interest Rate Policy) unleashed an international torrent of dollars in search of yield, much of it ultimately going into shallow, illiquid markets dependent on higher commodity prices. Now, emerging market economies are slowing along with the rest of the world and some major countries like Brazil appear to be entering recession. Meanwhile, the Fed has ended QE and is threatening to end ZIRP. Emerging market equity, debt and currency markets are under pressure as international investors try to liquidate and repatriate their dollars. The risks of default are rising, which supports the outlook for gold just as the Euro debt crisis did in 2011.

Pick your poison

Analyzing the gold price does not tell you much about the future of the gold price, in our opinion. You have to look at other markets. Gold moves inversely to financial assets, making it the best available hedge against the risks in financial markets. In our view, there are many risks to choose from, the most important being equity valuations.

The chart below, produced by John Hussman of Hussman Funds, shows measures that have a strong historical relationship (correlation near 90%) with subsequent 10-year S&P 500 total returns. The data is from the Federal Reserve, Standard & Poor’s and Robert Shiller. As Hussman notes, it’s easy to lose sight of the extreme nature of the present situation, but these measures are well over 100% above their historic norms. On the most reliable measures, S&P 500 valuations are now within about 15-20% of the 2000 extremes, and are clearly above every other extreme in history including 1901, 1929, 1937, 1972, 1987, and 2007. This is what risk looks like.

Earnings are being driven by debt-financed share buybacks and take-overs, not organic growth. Leverage continues to grow. Share buybacks in the past 12 months for the S&P 500 have totaled 95% of earnings.

Gold bears declare that gold is down in part because of the end of QE. But QE did not go into the gold market the last few years, it went into the stock market and now this market has lost its most important source of new fuel. In our view, that's why volatility has increased and equities have begun to struggle. The major indices still look strong in the US, but underneath, the average stock is down sharply. A real bull market is characterized by a synchronous rise in all major indices and broad participation by a majority of stocks. In our view, what we have now is a speculative bubble, not a bull market, driven by monetary policy—cheap, plentiful credit—not earnings growth based on savings and investment. We believe that there is a significant risk of another stock market crash similar to 2000 and 2008, with the same result for gold…a substantial move higher.

Still waiting for the US recovery

The dominant narrative among investors remains that the US economy leads the world and that it is just about to enter a period of accelerated growth. The Fed and Wall Street have started every year for the past five with confident predictions of “escape velocity” and every year the projections have been marked down. Every year, we have said in these pages that the recovery is an illusion. There are basic contradictions in the data that are being ignored. The most important economic indicators of economic progress remain increases in employment and wage income and the data is far from indicating recovery, much less acceleration. We offer the following evidence from Jeffrey P. Snider (Alhambra, Nov 7, 2014):

'Strong' Payrolls Imputed & Disputed
Avg Monthly Change in Est. Survey SA
in thousands
Alhambra Investment Partners
400
300
200
100
0
-100
-200
-300
-400
-500
-600
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014

Average Hourly Earnings, NSA
Y/Y % change
Alhambra Investment Partners
Doesn't seem like there is much payroll expansion here at all
4.5%
4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
Mar-07
Sep-07
Mar-08
Sep-08
Mar-09
Sep-09
Mar-10
Sep-10
Mar-11
Sep-11
Mar-12
Sep-12
Mar-13
Sep-13
Mar-14
Sep-14

If we have robust job growth resulting in less slack in labor markets, as the Fed says, how is it that labor incomes are so unresponsive? And how is it possible that over the past 25 months, only 771,000 have joined the labor force out of 4.7 million who qualify as new members? This is not a reflection of changing demographics as baby boomers retire. These are adult civilians under the age of 55 who are choosing not to look for work. Worse, the labor force is essentially unchanged since the snow stopped this year, which is decidedly not what should have taken place if the economy had been depressed by the weather and had finally shifted toward that elusive recovery which the Fed continues to claim.

We remain unrepentantly bullish

In our view, QE has not ushered in an economic recovery but rather a stock market bubble that has pushed valuations well past the danger point. As QE has come to an end, foolishly high asset valuations are coming under threat because they depend on cheap plentiful liquidity from the Fed, not economic growth and real corporate performance. We expect ‘discontinuous market pricing events’ to bring down valuations and increase the perception of risk. And we anticipate that the Fed will be back with more QE to ease the pain, but this time it will be seen not as an effective economic elixir but as a desperate measure to keep the system together. That is our scenario for a higher gold price and we do not think it will be long in the making.

Financial Results

During the three month period ended September 30, 2014 Seabridge posted a net loss of $2.8 million ($0.06 per share) compared to a loss of $2.0 million ($0.04 per share) for the same period last year. During the 3rd quarter, Seabridge invested $13.8 million in mineral interests, primarily at KSM, compared to $14.3 million during the same period last year. At September 30, 2014, net working capital was $17.3 million compared to $30.2 million at December 31, 2013.

On Behalf of the Board of Directors,
Rudi P. Fronk
Chairman and Chief Executive Officer
Toronto, Canada
November 13, 2014

Forward Looking Statements
This Report to Shareholders contains certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans, reasoning and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “potential”, “plan”, “intend”, “estimate”, “predict”, “may”, “will”, “could” or “should” or similar words suggesting future outcomes or possible outcomes, or other expectations, beliefs, plans, aims, objectives, assumptions, deductions, predictions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and development plans and timing of developments, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Our comments on the gold market also include forward-looking information that may include the nature and scale of risks, opinions regarding observed market and governmental activity, the impacts such activity has caused or could cause and how that activity should be interpreted and future gold price performance. Factors that could cause gold price prospects and performance to differ materially from any forward-looking statement include, but are not limited to, unexpected events that alter risk perception, market actors pursuing investment strategies with a different time frame or a different viewpoint in mind and unanticipated government intervention in markets. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.